Filed Pursuant to Rule 433

Registration No. 333-238617-01

March 8, 2021

PRICING TERM SHEET

(to Preliminary Prospectus Supplement dated March 8, 2021)

Issuer:	CenterPoint Energy Houston Electric, LLC

Legal Format:	SEC Registered

Anticipated Ratings*:	A2 (stable) / A (stable) / A (stable) (Moody’s / S&P / Fitch)

Security:	2.35% General Mortgage Bonds, Series AE, due 2031	3.35% General Mortgage Bonds, Series AF, due 2051

Size:	$400,000,000	$700,000,000

Maturity Date:	April 1, 2031	April 1, 2051

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2021	April 1 and October 1, commencing October 1, 2021

Coupon:	2.35%	3.35%

Price to Public:	99.573% of the principal amount	99.603% of the principal amount

Benchmark Treasury:	1.125% due February 15, 2031	1.625% due November 15, 2050

Benchmark Treasury Yield:	1.598%	2.321%

Spread to Benchmark Treasury:	+80 basis points	+105 basis points

Re-offer Yield:	2.398%	3.371%

Optional Redemption:	Prior to January 1, 2031, greater of 100% or make-whole at a discount rate of Treasury plus 15 basis points (calculated to January 1, 2031); and on or after January 1, 2031, 100% plus, in either case, accrued and unpaid interest.	Prior to October 1, 2050, greater of 100% or make-whole at a discount rate of Treasury plus 20 basis points (calculated to October 1, 2050); and on or after October 1, 2050, 100% plus, in either case, accrued and unpaid interest.

CUSIP:	15189X AV0	15189X AW8

Trade Date:	March 8, 2021

Expected Settlement Date**:	March 11, 2021 (T+3)

Joint Book-Running Managers:

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

TD Securities (USA) LLC

Wells Fargo Securities, LLC

BNY Mellon Capital Markets, LLC

Comerica Securities, Inc.

RBC Capital Markets, LLC

Truist Securities, Inc.

Co-Manager:	C.L. King & Associates, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the mortgage bonds offered hereby will be made against payment therefor on or about March 11, 2021, which will be the third business day following the date of pricing of the mortgage bonds (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the mortgage bonds on the initial pricing date of the mortgage bonds will be required, by virtue of the fact that the mortgage bonds initially will settle in T+3, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, TD Securities (USA) LLC toll-free at 1-855-495-9846 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.